April 3, 2006

Via Edgar Transmission

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Tidewater Inc.
File Number: 001-11605

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of March 20, 2006.

Sincerely,

TIDEWATER INC.

/s/ J. Keith Lousteau
J. Keith Lousteau
Executive Vice President and
Chief Financial Officer

April 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Tidewater Inc.
Form 10-K: For the Year Ended March 31, 2005
Form 10-Q: For the Period Ended December 31, 2005
File Number: 001-11605

Ladies and Gentlemen:

We have received the staff’s comment letter dated March 20, 2006 regarding the Tidewater Inc. Annual Report on Form 10-K for the year ended March 31, 2005 and the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. For the staff’s convenience, we have numbered and reproduced below the full text of the staff’s comments, each of which is followed by management’s response.

Form 10-K: For the Year Ended March 31, 2005

Items 1 and 2. Business and Properties, page 3

Industry Conditions, Competition and Customers, page 8

Comment 1: In regard to the 70% of the domestic supply vessel fleet that has been cold stacked, please tell us and disclose the total number of vessels categorized as such. Of these vessels, tell us and disclose the number and aggregate carrying amount not considered impaired, as well as the basis for this conclusion and your plans to utilize these vessels.

Response: At March 31, 2004, 89 of the company’s 127 domestic supply vessels, representing approximately 70% of the domestic supply vessel fleet, were cold-stacked. Of these cold-stacked vessels, 71 vessels were included in the impairment write-down taken at the end of fiscal year ended March 31, 2004, and 18 vessels, with an aggregate carrying amount at March 31, 2004 of approximately $10.4 million, were not considered impaired. The 18 vessels that were not considered impaired had physical and operational characteristics significantly different from the group of impaired vessels which would allow them to be more readily returned to service. Such characteristics generally included, among others, the vessel’s age, length, horsepower (each of the 18 vessels had horsepower greater than 3900) and cargo capacities (each of the 18 vessels had liquid mud capacity in excess of 1,000 barrels), and deadweight tonnage (each of the 18 vessels had deadweight tonnage in excess of 1,000) , all of which led management to conclude the 18 vessels were more likely to return to active service.

Securities and Exchange Commission	- 2 -	April 3, 2006

In Item 1 of our Annual Report on Form 10-K for the year ending March 31, 2006, we will include the following disclosure:

Lower utilization of the company’s Gulf of Mexico supply vessel fleet resulted in the company “cold stacking” 89, or 70%, of its 127 supply vessels in the Gulf of Mexico. Of these 89 cold-stacked vessels, 71 vessels were included in the impairment write-down taken at the end of the fiscal year ended March 31, 2004, as further discussed below. The 18 vessels that were not considered impaired, with an aggregate carrying amount at March 31, 2004 of approximately $10.4 million, had physical and operational characteristics significantly different from the group of impaired vessels which would allow them to be more readily returned to service as market conditions warranted.

Comment 2: Please disclose the name of customers from which you obtain 10% or more of your consolidated revenues, in accordance with Item 101(C)(1)(vii) of Regulation S-K.

Response: For the year ended March 31, 2005, one customer, Chevron Corporation (to include its worldwide subsidiaries and affiliates) accounted for 13.2% of consolidated revenues, and a second customer, Petroleo Brasileiro SA, accounted for 10.2% of consolidated revenues. In future filings, the company will disclose the names of any customers that account for more than 10% of the company’s consolidated revenues in a given year, as required by Item 101(c)(1)(vii) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-11

Note (1) Summary of Significant Accounting Policies, page F-11

Properties and Equipment, page F-11

Comment 3: Please explain to us and in your disclosure whether the amortization period of 30 months for major repair costs is the same as or different than the extended useful life of the related asset. If different, explain to us why it is proper to amortize these costs over a period that is not the same as the extended useful life. We will provide additional disclosure in future filings to clarify this policy.

Response: The amortization period of 30 months for major repair costs is considered to be the extended useful life of the related asset. Certification requirements of the American Bureau of Shipping and the U.S. Coast Guard require two inspections every five years, but no longer than 36 months between inspections. While the actual timing of each vessel’s drydocking and inspection will vary, drydockings are required, on average, every 30 months.

Impairment of Long-Lived Assets, page F-12

Comment 4: Please explain to us why it is proper to group vessels for impairment testing versus performing the test on an individual vessel basis. Tell us the number of vessel groupings and vessels within each grouping. Explain to us how the net cash flows of an individual vessel within a grouping represent recoverability of the carrying amount of the other vessels within the grouping, in particular any in the grouping that may be cold stacked. Tell us how the determination of your groupings complies with the definition of “asset group” in paragraphs 4 and 10 of FAS 144.

Response: The company believes that it is appropriate to group certain vessels for impairment testing where there are similar physical, operational and marketing characteristics unique to those vessels.

Securities and Exchange Commission	- 3 -	April 3, 2006

FAS 144 defines an asset group as the “lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities”. The vessels in each group are largely interchangeable, with any vessel in the group equally capable of filling the same customer’s needs. In fact, many Tidewater customer contracts allow for the substitution of alternate vessels that possess defined operational characteristics. For this reason, the cash flows of any individual vessel in a group are not “largely independent of the cash flows” of other vessels in that group, thus making impairment testing on an individual vessel basis inappropriate. As of March 31, 2005, the company stratified its fleet into the following classes, with the number of vessels in each class as indicated below:

	DOMESTIC		INTERNATIONAL
	Built After 1990	Built 1990 and Prior	Built After 1990	Built 1990 and Prior
Anchor Handling Towing-Supply
Horsepower > 15,000	—	—	2	—
Horsepower 10,001 - 15,000	—	1	6	2
Horsepower 5,500 - 10,000	—	7	7	41
Horsepower < 5,500	—	21	2	84

	—	29	17	127
Platform Supply Vessels
Deadweight Tonnage > 2,801	5	—	17	6
Deadweight Tonnage 2,201 - 2,800	10	—	3	7
Deadweight Tonnage 1,200 - 2,200	7	9	—	11
Deadweight Tonnage < 1,200	—	17	—	14

	22	26	20	38
Tugs
Horsepower > 5,000	—	9	2	8
Horsepower < 5,000	—	21	5	13
Inshore tugs	—	5	2	2

	—	35	9	23
Crewboats
Length in feet > 151	23	—	—	—
Length in feet 131 - 150	9	—	1	1
Length in feet < 131	—	6	11	16

	32	6	12	17
Utility vessels	—	—	2	21

Barges	—	1	1	1

Securities and Exchange Commission	- 4 -	April 3, 2006

As you can see from the description of the asset groupings above, we group vessels based on the type of vessel, further disaggregated by the primary distinguishing characteristic of the vessel class (e.g., for Anchor Handling Towing Supply vessels, the primary distinguishing characteristic is horsepower, for Platform Supply Vessels, deadweight tonnage, etc.). Vessels are also grouped based on the age of the vessel. In the industry in which we operate, the majority of vessels were built during the construction periods of 1976 through 1983, and again during 1990 to the present. Vessels built during the earlier construction period were generally smaller in size and sophistication than those built in the later construction period as customer needs moved from primarily shallow water applications to deep water applications. As a result, we concluded that vessels built during 1990 and prior are generally not interchangeable with those built after 1990. And finally, each asset group is then divided into the market in which it is expected to serve, either domestically or internationally. These multiple groupings result in an aggregation of vessels within any given group that are essentially interchangeable. For these reasons, we believe that impairment testing at the group level is appropriate.

Comment 5: Please explain to us how you further refined the asset groupings for impairment testing and why it was appropriate to do so. Explain to us how the testing under the new groupings is a better measure of impairment than under prior groupings.

Response: In the fourth quarter of fiscal 2005 the company refined the asset groupings for impairment testing. While Tidewater had historically grouped its worldwide fleet into nine vessel classes for impairment testing, changes over time in the composition of its fleet and the markets in which it operates caused it to update these groupings to better reflect the change in fleet demographics and demand. Certain customers today only accept vessels that meet certain age limitations and others require bigger, technologically advanced vessels. Tidewater has also recently entered segments of the market where it historically did not compete. Recognition of a fundamental market change was a primary reason behind the company’s creation of a new impaired vessel group in March of 2004. The need for that impairment, as well as the evolutionary changes in the industry and Tidewater’s entry into new markets, led us to conclude that an increase in the number of asset groups used for impairment testing (see above) was appropriate. This has improved our impairment analysis and reduced the likelihood that any material unrealized losses on some assets would be inappropriately offset by gains on other assets.

Also in the fourth quarter of fiscal 2005 the company formalized additional procedures for a periodic impairment review of its stacked vessels. This review is undertaken every six months, or more often if circumstances warrant, and reviews each stacked vessel on an individual basis. The review considers each stacked vessel’s age, length of time stacked and likelihood of a return to service, among others. The company records an impairment charge when the carrying value of a stacked vessel that is unlikely to return to service exceeds its estimated fair value. Prospectively, any vessel tested for impairment individually will be removed from its respective asset group unless the vessel is returned to active service.

Note (3) Impairment of Long-Lived Assets, page F-16

Comment 6: For all vessels withdrawn from service, please tell us and disclose in your filings the number of vessels and aggregate carrying amount each for those carried at liquidation value, at scrap value, and any other value at each balance sheet date presented. Tell us and disclose where vessels withdrawn from service are classified within each balance sheet presented. If any vessels are not classified as held for sale, explain to us why it is proper to cease depreciation on these vessels as indicated on page 19. In this regard, refer to paragraphs 28 and B62-B65 of FAS 144. For those classified as held for sale, tell us and disclose how many have been sold, the aggregate sale proceeds and how the sale proceeds relate to the carrying amounts of the remaining vessels withdrawn from service. For vessels not classified as held for sale, please tell us and disclose your plans for them.

Securities and Exchange Commission	- 5 -	April 3, 2006

Response: At March 31, 2005, there were 14 vessels withdrawn from service and carried at an aggregate estimated liquidation value of approximately $8.0 million. Also at March 31, 2005, there were 79 vessels considered impaired, 37 of which were carried at an aggregate estimated liquidation value of approximately $7.4 million, and 42 of which were carried at an aggregate estimated scrap value of approximately $1.7 million.

At the time of the March 2004 impairment write-down, the company estimated that 42 of the impaired vessels could be sold through market transactions for an average liquidation value of $200,000 each and that 41 of these vessels would need to be scrapped at an estimated average scrap value of $40,000 each. Based on the pattern of vessel sales and vessels scrapped through March 31, 2006, we believe that these estimates continue to be appropriate and we have made no adjustments to them.

Vessels withdrawn from service are classified in the balance sheets at March 31, 2005 and 2004 in Properties and Equipment. There are no vessels classified as held for sale because no vessels meet the criteria of FAS 144 requiring that the sale of the asset is probable, and transfer of the asset as a completed sale, within one year. Depreciation ceased on the impaired vessels because the impairment charge reduced the carrying amount of the vessels to salvage value. Had the impairment charge reduced the carrying amount of these vessels to an amount that exceeded salvage value, we would depreciate the new cost basis over the vessels’ remaining useful life.

The following disclosure will be added to the impairment footnote in our consolidated financial statements included in our Annual Report on Form 10-K for the year ending March 31, 2006:

At March 31, 2006, there are     vessels withdrawn from service, of which     vessels are carried at an aggregate estimated liquidation value of $     and      vessels are carried at an aggregate estimated scrap value of $    . All vessels withdrawn from service are classified in our consolidated balance sheets in Properties and Equipment.

Note (4) Income Taxes, page F-17

Comment 7: It is not clear from your disclosure why the gross amount of deferred tax assets associated with foreign net operating loss carryforwards at March 31, 2004 of $13.989 million were reduced to zero in 2005. Please explain.

Response: As a result of the American Jobs Creation Act of 2004, effective for the company as of April 1, 2005, the company ceased recording deferred tax assets or liabilities on future undistributed earnings of most non-U.S. subsidiaries and business ventures it considers indefinitely reinvested abroad. The company currently believes this position will apply to substantially all of the earnings of these entities for the foreseeable future. Consistent with that belief, at March 31, 2005, the company reversed all previously recorded U.S. deferred tax assets (and any related valuation reserves) and liabilities related to timing differences, foreign tax credits, or prior undistributed earnings of theses entities whose future and prior earnings are now anticipated to be indefinitely reinvested abroad. Accordingly, $13.989 million of deferred tax assets associated with foreign net operating losses available to offset U. S. taxable income were reversed. In addition, the valuation allowance of $13.989 million that was previously recorded relating to these assets was also reversed.

Securities and Exchange Commission	- 6 -	April 3, 2006

Note (5) Long-term Debt and Revolving Credit Agreement, page F-19

Comment 8: Please disclose the weighted average interest rate applicable to amounts outstanding under the revolving credit agreement as of the date of each balance sheet presented, in accordance with Rule 5-02.19(b) of Regulation S-X.

Response: The weighted average interest rate applicable to amounts outstanding under the revolving credit agreement at March 31, 2005 and 2004 was 1.97% and 3.86%, respectively. Similar disclosure will be added to future filings.

The following disclosure will be added to the long-term debt footnote in our consolidated financial statements included in our Annual Report on Form 10-K for the year ending March 31, 2006:

The weighted average interest rate applicable to amounts outstanding under the revolving credit agreement at March 31, 2005 was 1.97%. There were no borrowings outstanding under the revolving credit agreement at March 31, 2006.

Note (8) Capital Stock, page F-24

Comment 9: We note your use of a five-year weighted-average expected stock option life for awards granted in each of the last five years, which generally have ten-year terms and three year vesting periods. It appears the actual annual rate of option exercises implies a weighted-average life longer than five years. Therefore, please tell us the actual average length of time grants have remained outstanding in the past and why you believed a five-year weighted-average life was appropriate.

Response: The company uses a 5-year estimated life for stock options based on a historical analysis performed by the company on stock option grants issued from 1992 through 1995 (note that as the options have a 10 year expiration, the 1995 grant is the most recent grant whose complete term has expired). This analysis indicates that the weighted average life of stock options granted during this period is 60 months. Although stock option activity disclosed in the 2005 Annual Report on Form 10-K would imply a life longer than five years, it is important to note that the company is in a cyclical industry and stock option exercises will increase during economic upturns and decrease during downturns. Although the company has endured an economic downturn during the three years ended March 31, 2005, history has shown that the industry cycles will result in options being exercised, on average, at approximately five years. For example, during the economic upturn during fiscal 2006, approximately 836,000 stock options were exercised, an amount that approximates the total number of options exercised during fiscal years 2003 through 2005.

Form 10-Q: For the Period Ended December 31, 2005

Item 2. Management’s Discussion and Analysis, page 10

Vessel Class Statistics, page 15

Comment 10: We note that you have a significant number of vessels that you consider either withdrawn from service, cold stacked and/or impaired. It is not clear from your disclosures the activity within each category and how each category relates to the others. In this regard, please

Securities and Exchange Commission	- 7 -	April 3, 2006

provide us with a schedule that reconciles and analyzes in clear detail the number of vessels within each category at each quarter end since March 31, 2004. The schedule should present a separate line for each type of activity applicable within a category (such as additions (by type, if appropriate) and removals (by type, for example returned to service, sold or otherwise disposed, etc.). Tell us how vessels in one category relate to the vessels in the other two categories (e.g., vessels in one category that are included in one or both of the other categories). Please consider including a similar schedule in your filings. Such a schedule should be accompanied by disclosure that discusses the manner in which vessels have been disposed and any related proceeds.

Response: The following schedule reconciles and analyzes the number of vessels cold stacked, withdrawn from service and impaired, by quarter, for the period from March 31, 2004 through December 31, 2005.

Securities and Exchange Commission	- 8-	April 3, 2006

			Stacked Vessels Included in Active Count
	Vessels Withdrawn From Service
Vessel Activity	For Sale (1)	Impaired Vessels (2)

March 31, 2004	17	80	59

Sold	—	—	(7)
Withdrawn from (returned to) service	—	—	18

June 30, 2004	17	80	70

Sold	—	—	(3)
Withdrawn from (returned to) service	—	(1)	14

September 30, 2004	17	79	81

Sold	—	—	(1)
Withdrawn from (returned to) service	—	2	(7)

December 31, 2004	17	81	73

Sold	(3)	(2)	—
Withdrawn from (returned to) service	—	—	1

March 31, 2005	14	79	74

Sold	—	(4)	—
Withdrawn from (returned to) service	—	—	10

June 30, 2005	14	75	84

Sold	—	(3)	(1)
Withdrawn from (returned to) service	—	(3)	(2)

September 30, 2005	14	69	81

Sold	—	(3)	(1)
Withdrawn from (returned to) service	—	—	—

December 31, 2005	14	66	80

1)	Although these vessels are included on our “for sale” list, they do not meet the criteria in FAS 144 to be classified as held for sale.
2)	Of the 83 vessels impaired in March 2004, three vessels were fulfilling charter hires and included in the active vessel count at that point in time. They were subsequently taken out of service upon the completion of their charter hires.

Securities and Exchange Commission	- 9 -	April 3, 2006

During the quarter ended June 30, 2004, seven vessels were sold for aggregate proceeds of $7.9 million and a gain of $6.3 million was recorded. During the quarter ended September 30, 2004, three vessels were sold for aggregate proceeds of $0.8 million and a gain of $0.6 million was recorded. During the quarter ended December 31, 2004, one vessel was sold for $1.8 million and a gain of $1.6 million was recorded. During the quarter ended March 31, 2005, five vessels were sold for aggregate proceeds of $3.0 million and a gain of $0.72 million was recorded. During the quarter ended June 30, 2005, four vessels were sold for aggregate proceeds of $2.15 million and a gain of $1.3 million was recorded. During the quarter ended September 30, 2005, four vessels were sold for aggregate proceeds of $2.3 million and a gain of $1.5 million was recorded. During the quarter ended December 31, 2005, four vessels were sold for aggregate proceeds of $2.3 million and a gain of $1.6 million was recorded.

The company will provide in future filings expanded disclosures of information regarding its withdrawn from service, cold stacked and impaired vessels.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

601 Poydras Street, Suite 1900

New Orleans, Louisiana 70130

(504) 566-4505

or

by e-mail at

klousteau@tdw.com

Sincerely,

TIDEWATER INC.

J. Keith Lousteau
Executive Vice President and
Chief Financial Officer